[Janus letterhead]
May 17, 2011
VIA EDGAR
Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Post-Effective Amendment No. 140
Dear Mr. Greene:
On behalf of the Registrant and its underlying series, Janus Real Return Allocation Fund (the “Fund”), this letter is to respond to your comments made by telephone on April 4, 2011 with respect to the Registrant’s Post-Effective Amendment No. 140 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 11, 2011. The Staff of the Securities and Exchange Commission’s (the “Staff”) comments and the Registrant’s responses to Staff comments are as follows:
1.	Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.

Prospectus Comments

2.	Comment: The Staff asked that the Registrant review the Staff’s climate change letter and make any necessary disclosure changes.

Response: The Registrant confirms that it has reviewed the climate change letter, has not made additional changes, but will continue to consider appropriate disclosure as necessary.

3.	Comment: The Staff indicated that the Registrant should consider whether any disclosure was needed with respect to market turmoil.

Response: The Registrant confirms that disclosure regarding market volatility exists in the discussion of risks related to the Fund.

4.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to the Fund’s derivatives investment policy.

Response: The Registrant confirms that, consistent with the guidance, the disclosure is reflective of the Fund’s anticipated investments in derivatives instruments during the first year of its operations.

5.	Comment: The Staff indicated that contractual fee waivers need to have a term of at least one year from the Fund’s effective date in order to be reflected in the fee table.

Response: The Registrant confirms that the fee waivers have a contractual term of at least one year.

6.	Comment: The Staff noted that the fee table was incomplete and that a complete fee table should be provided.

Response: The Registrant confirms that a complete fee table has been submitted with the Registrant’s Rule 485(b) filing on May 13, 2011.

7.	Comment: The Staff recommended that the term “waivers” should only be utilized following any recoupment period.

Response: The Registrant believes that use of the terminology is consistent with the contractual waiver that is in place and believes that it provides appropriate disclosure for shareholders to understand the overall fee structure.

8.	Comment: The Staff indicated that acquired fund fees and expenses need to be reflected in the fee table if they are above 0.01%.

Response: The Registrant acknowledges the comment.

9.	Comment: The Staff asked the Registrant to consider revising the third sentence in the first paragraph of the Principal Investment Strategies section related to allocation of assets for clarity purposes.

Response: The Registrant has revised the sentence to state that “The Fund has wide flexibility to allocate assets across categories, and may at times, allocate assets to less than all categories.”

10.	Comment: In connection with the description of commodity-related investments, the Staff asked whether other commodity-related investments may be contemplated but are not described.

Response: The Registrant confirms that the Fund’s planned commodity-related investments as contemplated at Fund launch include types as are described in the Prospectuses and SAI.

11.	Comment: The Staff asked whether other investment types identified in the paragraph describing real estate-related companies were intended to relate only to real estate-related investments.

Response: The Registrant has separated the paragraphs to further enhance clarity and reflect that the other investment types identified may be utilized in other investment categories and not solely with respect to the real estate investments category.

12.	Comment: With respect to the description of real estate investment trusts (“REITs”), the Staff inquired about what is meant by other “REIT-like entities.”

Response: The Registrant has added additional disclosure to clarify that REIT-like entities could include foreign entities which have REIT characteristics.

13.	Comment: With regard to the securities lending disclosure, the Staff asked what types of securities would be lent.

Response: The Registrant believes that if the Fund were to participate in a securities lending program, primarily equity securities would be lent.

14.	Comment: With regards to the Fund’s derivatives disclosure, the Staff requested that derivatives constituting a principal strategy should be identified.

Response: The Registrant acknowledges the Staff’s comments and believes that it has complied.

15.	Comment: With respect to the “Portfolio Management” section of the Summary Prospectus, the Staff asked who would be managing investments that do not fall within the main investment categories.

Response: Each of the Fund’s portfolio managers may invest in other types of investments as identified in the Prospectuses and SAI.

16.	Comment: With respect to the “Purchase and Sale of Fund Shares” section of the Summary Prospectus, the Staff noted that the footnote disclosure to the table was neither required nor permitted by Form N-1A.

Response: The Registrant notes that such disclosure provides helpful information to intermediary shareholders who must contact intermediaries for information on how to invest in the Fund.

SAI Comments

17.	Comment: The Staff inquired whether inverse floaters and tender option bonds would be ‘off the shelf’ investments or sponsored by the investment adviser.

Response: The Registrant would purchase ‘off the shelf’ inverse floaters and tender option bonds.

18.	Comment: The Staff indicated that it may seek additional disclosure regarding the experience, skills, and qualifications of the Board leadership structure. To the extent it has additional comments, the Staff indicated it would provide those to the Registrant.

Response: The Registrant acknowledges the comment. As of the date of this letter, no additional comments relating to this disclosure have been provided to the Registrant.

19.	Comment: The Staff inquired whether there is any specific benchmark for Armored Wolf, LLC’s compensation structure.

Response: Armored Wolf does not utilize a specific benchmark for compensation purposes and instead utilizes subjective measures as described in the portfolio manager compensation disclosure.

Subsidiary Comments

20.	Comment: Confirm that the Janus Real Return Subsidiary, Ltd. has a Board of Directors.

Response: The Registrant acknowledges that the Cayman Subsidiary has a separate Board of Directors from that of the Fund, and the Board currently consists of one director, Stephanie-Grauerholz-Lofton, the Fund’s Chief Legal Officer.

21.	Comment: The Staff sought confirmation whether the Subsidiary’s director would sign the Fund’s registration statement.

Response: The Registrant believes that the Subsidiary is not required to execute the Registrant’s post-effective amendment. The Subsidiary is not offering its securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary was organized for the purpose of providing the Fund with a non-exclusive means by which the Fund may advance its investment objective in compliance with a line of Internal Revenue Service (“IRS”) revenue rulings, which has limited the ability of funds, with investment strategies similar to those of the Fund, to gain exposure to the commodities markets through investments in commodity-linked derivatives. The Registrant is aware that with respect to funds of funds relying on section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 of the Securities Act of 1933, as amended (“1933 Act”). Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities...is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [1933 Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement. The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund. In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the Subsidiary is not required to sign the registration statement, the Registrant believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary, if necessary, for the protection of Fund investors. First, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The Subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder.

22.	Comment: Explain the advisory arrangement with the Subsidiary, including: (i) does the Subsidiary have a separate advisory agreement and if so, confirm that it meets 1940 Act requirements; and (ii) confirm that the Subsidiary complies with the books and records requirements under the 1940 Act.

Response: The Registrant notes that the Subsidiary will have separate advisory and sub-advisory agreements. The fee structure of each of the advisory and sub-advisory agreements is the same as the fee structure of the advisory and sub-advisory agreements for the Fund. To the extent that the Fund invests its assets in the Subsidiary, neither the adviser nor subadviser shall collect fees that they would otherwise be entitled to under the Fund advisory and sub-advisory agreements in an amount equal to the fee that each receives from the Subsidiary. All advisory and sub-advisory agreements are subject to 1940 Act requirements. The Cayman Subsidiary will comply with the 1940 Act’s books and records requirements.

23.	Comment: The Staff asked for confirmation that the Subsidiary sells its securities only to the Fund.

Response: The Registrant confirms that, absent any future SEC interpretation, the Cayman Subsidiary will sell its securities only to the Fund.

24.	Comment: The Staff asked for an explanation of how the financial statements for the Cayman Subsidiary will be presented.

Response: The Cayman Subsidiary’s financial statements will be consolidated and presented with those of the Fund.

25.	Comment: The Staff asked the Registrant to consider adding a separate line item to the fee table for the Subsidiary’s expenses.

Response: The Registrant confirms that it has added a separate line item for the Subsidiary’s “Other Expenses” entitled “Other Expenses of the Subsidiary.”

26.	Comment: The Staff sought clarification of the basis upon which the Registrant is relying to confirm compliance with Section 7(d) under the 1940 Act applicable to the Subsidiary.

Response: The Registrant notes that Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. SEC Staff has issued a number of letters granting no-action relief where U.S.-registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”). In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).

27.	Comment: The Staff requested a supplemental explanation for the tax reasons for the structure in which the Fund has a wholly-owned subsidiary in which it invests up to 25% of its assets.

Response: As detailed in the Funds SAI, to qualify as a regulated investment company under the Internal Revenue Code (“IRC”), 90% of the Fund’s income must be from certain qualified sources. Direct investment in many commodities-related investments generates income that is not from a qualifying source for purposes of meeting this 90% test. A series of IRS private letter rulings have provided that a fund’s investment in a wholly-owned subsidiary generates qualifying income to a fund, and in cases where the subsidiary invests in commodity index-linked swaps, commodity futures, commodity-linked notes, and other commodity-linked derivative instruments that would not generate qualifying income to a fund.

28.	Comment: Confirm that the Subsidiary employs proper custody arrangements.

Response: The Registrant confirms that custodian arrangements for the Subsidiary are consistent with the requirements of the 1940 Act.

29.	Comment: Confirm that the Subsidiary complies with the fidelity bond requirements of the 1940 Act.

Response: The Registrant confirms that the Fund’s fidelity bond applies to the director of the Subsidiary and the Subsidiary.

30.	Comment: Under the section titled “Principal Investment Strategies,” there is a reference to the Fund’s ability to invest up to 25% of its assets in the Subsidiary. Please verify what “up to” means (i.e. can the Fund invest 25% or less, or less than 25%).

Response: The Registrant confirms that the Fund may invest 25% or less of its assets in the Subsidiary, consistent with 1940 Act diversification requirements.

31.	Comment: Confirm whether the Subsidiary is owned by the Fund or by the investment adviser.

Response: The Registrant confirms that the Fund owns 100% of the interest in the Subsidiary.

32.	Comment: Confirm whether there is additional disclosure within the registration statement relating to the corporate structure of the Subsidiary.

Response: The Registrant confirms that a section in the SAI entitled “Management and Operation of the Subsidiary” provides detail regarding the corporate structure of the Subsidiary.

33.	Comment: Under the section titled “Management of the Fund,” there is a reference to the investment advisory fee being calculated based on average daily net assets. Confirm whether the term “average daily net assets” includes the assets of the Subsidiary. If not, how are these assets accounted for?

Response: The Registrant confirms that average daily net assets include assets of the Subsidiary. However, to the extent that the Fund invests its assets in the Subsidiary, the Fund’s adviser and subadviser shall not collect fees that each would otherwise be entitled to in an amount equal to the fee that each receives directly from the Subsidiary pursuant to separate advisory and sub-advisory agreements. As such, the adviser is not paid an investment advisory fee at the Fund level with respect to assets consisting of the Fund’s investment in the Subsidiary.

34.	Comment: Under the section titled “Pricing of Fund Shares,” there is a reference that the Fund’s per share NAV is calculated based on the total value of assets. Do the referenced “assets” include the assets of the Subsidiary?

Response: The Registrant confirms that NAV is calculated based on the total value of assets, including the Fund’s investment in the Subsidiary.

35.	Comment: Confirm that the Fund’s investment in the Subsidiary is consistent with the Fund’s 1940 Act concentration policy.

Response: The Registrant confirms that the investment is consistent with 1940 Act concentration policies.

36.	Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
If you have any concerns regarding the above responses, please call me at (303) 336-7849. Thank you for your assistance in this matter.
Regards,
/s/ Richard C. Noyes
Richard C. Noyes
Assistant Vice President
Senior Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq.
Robin Nesbitt, Esq.
Donna Brungardt